Filed by Lions Gate Entertainment Corp.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company:  Starz

Commission File No.:  001-35294

June 30, 2016

The following is a transcript of a conference call hosted by Lions Gate Entertainment Corp. on June 30, 2016 at 6:00 a.m. PDT.

Final Transcript

LIONSGATE ENTERTAINMENT: Lionsgate Update June 30, 2016/6:00 a.m. PDT

SPEAKERS

James Marsh

Jon Feltheimer

Jimmy Barge

ANALYSTS

Amy Yong – Macquarie

Alexia Quadrani – JP Morgan

Barton Crockett – FBR Capital Markets

Todd Juenger – Stanford Bernstein

Vasily Karasyov – CLSA

Ben Mogil – Stifel

David Joyce – Evercore

Stephen Cahall – Royal Bank of Canada

Matthew Harrigan – Wunderlich Securities

Jim Goss – Barrington Research

Tuna Amobi – S&P Global

PRESENTATION

Moderator	Ladies and gentlemen, thank you for standing by. Welcome to the Lionsgate Update Call. At this time, all participants are in a listen-only mode. Later, we will conduct a question and answer session, and instructions will be given at that time. (Operator instructions.) Also as a reminder, today’s teleconference is being recorded.

At this time, we’ll turn the conference over to your host, Mr. James Marsh. Please go ahead, sir.

James	Thanks, Tony. Good morning to everyone. We’re going to begin this morning with opening remarks from our CEO, Jon Feltheimer, followed by some comments from our CFO, Jimmy Barge. Also joining us on the call today are Vice-Chairman, Michael Burns, who is dialing in from the East Coast, and Chris Albrecht, President and CEO of Starz.

Following the prepared remarks, we’re going to open the call to your questions. Please remember that questions should only be regarding the transaction and should be limited to one question per person.

I just want to point out the matters discussed on this call also include forward-looking statements, including those regarding the performance of future fiscal years. Such statements are subject to a number of risks and uncertainties, actual results in the future could differ materially and adversely from those described in our forward-looking statements as a result of various factors, including risk factors set forth in our 10-K filed with the SEC on May 25th. The company undertakes no obligations to publicly release the results of any revisions to these forward-looking statements that may reflect future events or circumstances.

With that, let me turn it over to Jon. Jon, take it away.

Jon	Thank you, James. Thank you all for joining us on such short notice this morning. Even though you just received our announcement, you’ve had plenty of time to speculate about the logic of combining Lionsgate and Starz. We’re here this morning to tell you why we think it’s such a compelling proposition. We’ll take your questions in a moment, but first I’d like to say how excited we are about this transaction and Michael and I would like to welcome our new partner, Starz President and CEO, Chris Albrecht.

As you look through the presentation we just filed, you can see that this deal checks off all the boxes we look for in our acquisitions. It’s highly accretive to earnings and free cash flow. It positions us to achieve significant synergies. It’s a transaction that creates a whole greater than the sum of its parts and is a combination that unlocks significant, immediate and long-term value for our shareholders.

This acquisition unites Lionsgate and Starz on a global content powerhouse that invests nearly $2 billion a year in new content, with the increased scale to compete even more effectively and capitalize on growth opportunities in a fast-changing marketplace.

Let’s look at what the combination of our two companies brings together: the largest independent television company in the world, with 87 shows on 42 US networks; an immensely valuable 16,000 titles, film and television library; 30 channels delivered to 33 countries, including the flagship Starz and Starz Encore brands and 5 fast-growing over-the-top services; and a diversified film business that encompasses 14 to 18 wide releases, another 25 to 30 platform films, and nearly $2 billion of global box office each year.

What the combination of these complementary assets means is simple. We’ve dramatically increased the optionality of our premium-scripted content business. We’ve enhanced our content offerings for our distribution relationships with traditional, broadband, and mobile platforms around the world. We will enable our company to grow our portfolio of over-the-top services backed by more content and benefiting from our combined infrastructure. And we’ve established a diversified revenue base capable of generating the strong, predictable free cash flow to rapidly de-lever and drive the continued growth of our business.

Before finishing up, I’d like to turn the call over to Jimmy to drill down a little on the financials.

Jimmy	Thanks, Jon. Let me start by laying out how we structured the finances on this transaction. We have $4.6 billion of committed financing, which includes $3.6 billion of secured and unsecured financing that will be used to cover the cash component of the consideration, which is approximately $1.6 billion, and the refinancing of existing Starz and Lionsgate indebtedness .

Additionally, we have arranged for $1 billion revolver. It will largely be unused at closing and available for general working capital purposes.

We expect the going-in leverage to be approximately 5 to 5.5 times, assuming a calendar year-end close, and believe we can reduce that by 1.5 turns in the following 12 to 18 months. We also expect that post-closing the combined company will suspend quarterly dividend while focusing on deleveraging and growing our core businesses.

As Jon noted, we believe there are significant synergies and immediate incremental cash savings associated with this merger.

Jon	Okay, thank you, Jimmy. In closing I’d like to point out to Lionsgate shareholders that Starz is not just a successful pay television platform, but a world-class premium content offering that will command an important place in the fat-bundle, skinny-bundle, and no-bundle options of the future.

To Starz shareholders, I would emphasize that Lionsgate is more than a diversified film and TV studio. We’re a content machine serving all platforms, a studio of choice for leading IP owners, technology platforms, and third-party distributors around the world. Together we will have the complementary resources to lead our combined company to the next level of performance, unlock new strategic opportunities and create significant value for our shareholders.

Now I’d like to open the call to your questions.

Moderator	(Operator instructions.) First question will come from Amy Yong with Macquarie. Please go ahead.

Amy	Good morning and congratulations to both. Can you talk a little bit about some of the cost synergies that you’re hoping to get? I think many of understood Lionsgate unique tax status. How does that impact, I guess, or with [indiscernible] acquisition corp does that impact the tax synergies at all with this deal? And then, can you talk about some of the programming cost synergies as well? Thank you.

Jimmy	Thanks, Amy. Look, as we noted, there’s significant benefits of combining these two companies. First of all, the operational synergies, these will immediately help drive operating income and adjusted EBITDA growth.

With regards to the tax benefits, look, we have the extensive benefit of being a Canadian multi-national company, along with accumulated NOLs. So, this is going to immediately drive significant incremental cash savings. We think this transaction is consistent with our track record, as you know, of successfully executing transactions that generate significant synergies and are immediately accretive.

Jon	On a programming side, Amy, I would just simply say that Starz is a premium platform and we supply a lot of premium content, I think, again, together the one-plus-one is certainly going to equal a lot more than two. We have some operating synergies; we can bring a lot to bear on the production side. Obviously, the distribution platforms put together create a significant amount of scale on a global basis.

James	Great, thank you, Amy. Tony, can we have the next question, please?

Moderator	Thank you. That will come from Alexia Quadrani with JP Morgan. Please go ahead.

Alexia	Thank you. My question is really on how does this transaction, if at all, change your strategy or thinking about EPIX?

Jon	We currently have relationships with two pay platforms. We’ve split our feature film out between HBO and EPIX. We’ve been very pleased with the performance of EPIX and have great partners in Viacom and MGM and Paramount. But the fact of the matter is that at 31% EPIX is not truly a strategic platform for us and I think our partners over there have known about the possibility of this transaction for some time.

I’ll look forward to having conversations with them about maximizing our mutual investment.

Alexia	And then just to follow-on, if I may, part of the investment story, I think historically on Lionsgate has been the attractiveness of a pure play content story. Can you speak to how this transaction may influence that? Maybe it’s actually a positive in the sense it could broaden your distribution of the strong path that you do have.

Jon	Again, I see Starz not as a channel, but I see Starz really as a content creator, aggregator, and distributor. I think, again, this just enhances our mutual content creation engine. I don’t think it changes our strategy. We will continue to supply as we currently do to some 40 different outlets. We’re going to continue to do that. We have a huge production business, obviously. But I think it’s going to be fantastic to have Starz as a potential platform for our premium content as well.

James	Tony, next question, please.

Moderator	Thank you very much. That will come from Barton Crockett with FBR Capital Markets. Please go ahead.

Barton	Thanks for taking the question. I know you’re not putting a number on the call here about the operational synergies, but I was wondering if you could be a little bit more specific because a lot of us have scratched our head wondering what those could be. Do you see just programming cost synergies or do you see other operating synergies? If you could describe where those come from.

And then if I could just go on a second thing, just on a separate topic. I see that’s different exchange ratios and cash proportions for the A and the B shares. I was just wondering if you could discuss the logic behind those differences there.

Jimmy	I’ll take on the operational synergies. Look, Barton, it’s a little too early at this point to break out the specifics, but the synergies are coming from a number of areas, including the obvious: no longer maintaining two public companies.

Barton	If I could just interject one thing, do we know what position Chris Albrecht will have in the combined entity at this point?

Jon	Chris is here right now. He can certainly respond as well, but we expect Chris not only to continue to run Starz, but also to have a major participation in the leadership of the entire combined company, including joining our executive committee.

Chris, I don’t know if you want to add to that.

Chris	First I would say I’m thrilled to be here and have the opportunity to work with Jon and the whole Lionsgate team. I think the opportunities are enormous; I’m looking to just contribute in any way that I can. I think all these conversations we’ve had before this have really highlighted the opportunities and I think you’ll hear a lot more about those going forward.

Jon	Could you be a little more specific about your—

Jimmy	What was the second question about the shares?

Barton	I’m on the road, so I read this very quickly, but I understood that there were differences in the amount of cash per share for the A shares or to the B shares, and different calculations on the stock. I’m trying to get the rationale behind those differences.

Jimmy	Barton, I think at this time I would just defer that. We’re going to be filing documents later, shortly, and I’ll just defer to the details in those documents.

James	Thanks, Barton. Tony, next question.

Moderator	That will come from Todd Juenger with Stanford Bernstein. Please go ahead.

Todd	Hi, good morning. Turning back to the strategic merits, I would love to hear your thoughts on the pros and cons of how this changes the risk profile for Lionsgate. Obviously, on one hand, subscription-oriented revenue stream sounds nice, assuming you believe in the health of that subscription. On the other hand, isn’t it also true that a large portion of your business now really depends on the success of one very specific service and outlet which seems to increase risk?

So, I’d love to think how you thought through the pros and cons of that. Thanks.

Jon	I think, and Michael jump in, but I think we see this as diversification in every way. I think we see this as financial diversification in terms of diversifying revenue. I think we see this as operational diversification in terms of scale of our platform, scale of our production business, and again, the scale of how we see ourselves as a global content machine.

I think we think this actually significantly de-risks our company. Again—pertaining back to the last question from Barton, as we go down the road, we’ll be rolling out what some of the significant synergies are and how we’ll be getting those. But I think when you look at the, as Jimmy says, immediate and significant synergies we expect in this, that will be de-risking this company as well.

We have been working on this transaction a long time. We’re really excited about it for the exact reason you said. We think it de-risks our business and brings significant shareholder value.

Michael	Todd, it’s Michael. What I’ll say is, and to add into what Jon said, we think this propels us with the opportunity to help grow all of our core businesses simultaneously.

Todd	At the risk of being—if you don’t mind me sneaking in just a very quick follow-up, maybe you’ll just refer me to the filing documents. There’s also a change in the LGF shares and now there’s voting and non-voting. Any comment on the rationale for that that you can say? Or should we just wait, I guess, for more details in the documents? Thanks.

Michael	Yes, I can jump into that, Jon. Todd, every Lionsgate shareholder will have the exact same ownership that that they have right now. Meaning that, they will get one share, effectively half voting, half non-voting. So the Starz shareholders will be getting non-voting stock after the reclassification creating that.

Again, we’re not going to get into all the details on why that is but in a world of ETFs and index funds, etc., we thought that was a logical thing to do. And it’s also important to note that you can take a look, there are 40 media companies that have different classes of stock and this is just another example. It’s also important to note that Starz had two classes of stock, the A and the B shares.

James	Thanks, Todd. Tony, can we move to the next question, please?

Moderator	That will come from Vasily Karasyov with CLSA. Please go ahead.

Vasily	Good morning, everyone. Chris, I have a question for you. Can we infer anything from the price here about your programming spending in ’17? Because, I think the conventional wisdom was that you will have benefit from Disney roll-off and then even if you assume some incremental episodes you would still have EBITDA expansion. If that is true, then the multiple seems pretty modest on those assumptions.

Can you please comment on that and tell us maybe more broadly how you and the board of Starz got comfortable with the price that the transaction is planned to be done at?

Chris	Sure, Vasily. There’s nothing about this deal that has any necessary impact on the planned programming spend for ’17. As we’ve said in our call, it’s in line with what we spent in ’16. I think the considerations that the Starz board looked at the most were the opportunities for the combined company going forward. As Jon has mentioned several times, content creation and distribution are the one of the key opportunities there. We could see more and more potential, not just for Starz but the combined company as a whole.

James	Great, thanks, Vasily. Tony, can we have the next question, please?

Moderator	Thank you. That will come from Ben Mogil with Stifel. Please go ahead.

Ben	Hi, guys. Good morning and congratulations on getting the deal done. In terms of the 5 to 5.5 leverage ratio at year-end that you talked about, does that assume that the one MVPD contract that Starz has that’s due this summer has already been renewed or will be renewed on similar terms? I’m just curious where that one piece of the puzzle stays.

Jimmy	Yes, Ben, this is the going-in rate, so the timing of that really doesn’t significantly affect the going-in leverage, and we’ve given you a range that would cover that.

Ben	Is that contract still TDB, if you will?

Jon	I don’t think at this point in time with a transaction that is subject to shareholder and regulatory approval that it’s appropriate for us to comment on at all at any MSO negotiations.

Jimmy	Ben, we certainly appreciate you asking.

James	Tony, could we have the next question, please?

Moderator	Thank you. That will come from David Joyce with Evercore. Please go ahead.

David	Thank you. With the enhanced combined free cash flow generation, does this change any of the film or TV financing strategies? Would you keep more of the economics of deals going forward, such as lower international pre-sales, for example? And also, what does this do in terms of tapping into selling your content, film and TV, into more global markets? Thank you.

Jimmy	I’ll take the first piece on the financial strategies in terms of our film and TV. I don’t expect to see that change. Certainly the combined company gives us a lot more leverage.

Jon	Yes, to drill down a little further, we are really opportunistic about each of the opportunities in terms of our film and television business, when we take partners, when we don’t take partners. Obviously we try to de-risk the transactions that we think have perhaps less upside and more risk. And so, that’s going to continue going forward.

Obviously, when have a more consistent free cash flow profile that does change some of your thinking. But in this particular case, I don’t see that really being a significant change.

In terms of being a global distributor, I don’t think there’s any question about it whether you’re looking at our content creation and distribution, or whether you’re looking at things like our over-the-top channel, where for example Starz is doing very well with their Middle East, North Africa platform. I think there’s no question about it. This strengthens in every way our relationships with the domestic and international distributors.

James	Great, thanks very much. Next question, please, Tony.

Moderator	That comes from Stephen Cahall with Royal Bank of Canada. Please go ahead.

Stephen	Thank you. Congratulations. A couple from me, the first one on—you mentioned rapid deleveraging in the release. I was just wondering if you could give us any order of magnitude timescale as to how quickly you might be able to take off a turn or a half turn of EBITDA in the leverage ratio.

And then also, in your original discussion of Lionsgate performance for fiscal ’17 you talked about some non-core divestitures. Does this transaction, in any way, change your approach to those non-core divestitures or should we continue to think that that’s business as usual? Thank you.

Jon	I’ll take the second one and basically say, the word non-core pretty much says it all. A lot of, as I’ve said before on these calls, the scale of our business allows us to make some minority investments in things that we think could potentially be strategic. At the point in time that we think that they’re not really heading in that direction or certainly pale in comparison to other larger strategic initiatives, that’s the time we start thinking about monetizing. So far we’ve been successful monetizing. I think virtually all of our minority investments I think we will intend to think exactly the same way.

Jimmy, on the deleveraging?

Jimmy	Yes, with regards to the deleveraging, I would say that we think the mix of debt and equity in this transaction is very appropriate. As you know there’s tax efficiencies associated with the leverage; that’s certainly a favorable consideration. And then, we have significant free cash flow. One, a much more diversified free cash flow stream, both existing as well as significant incremental tax savings, and cash savings. And we’re committed to deleveraging quickly. I would just stick with what we said about 1.5 turns in the following 12 to 18 months.

James	Thanks, Stephen. Tony, can we have the next question, please?

Moderator	Thank you. That comes from Matthew Harrigan with Wunderlich Securities. Please go ahead.

Matthew	Thank you. I guess there probably aren’t a lot of elephants in the Savanna, on the M&A side, remaining. But if you did get something that was fairly, a big surprise, I mean, Sony Pictures coming loose, or something like that, does this feel like it positions you better strategically for yet another transaction? Or do you think you’re going to have a pretty long digestion period on this? Thanks and congratulations.

Michael	Felt, can I take this?

Jon	Sure.

Michael	Matthew, I can tell you that certainly scale helps on many fronts, liquidity from the standpoint of your stock. You have to pay attention to your balance sheet, which as Jimmy mentioned, our plans are to de-lever fairly quickly. But this would not preclude us from additional acquisitions, again, if we check the right boxes. It’s accretive and we think it makes a lot of sense, and it gives us even more scale in businesses that we understand.

Jon	Yes, I’d add that we’ve grown this company over the last 17 years with a series of organic growth in acquisitions. I think we’ve proved time and time again that the integration of these acquisitions have been very seamless, very fast, and particularly when we have great partners, like we have with Chris, that we can put our heads together. The day that this transaction’s approved across the board, and we go forward, I think we’re going to know a whole lot already about our moves going forward. I hope we will, again, have a seamless transaction in terms of both the synergies below the line as well as recognizing all the benefits above the line.

I think we’ll be able to move very quickly in that regard and make sure that we’re ready for any opportunities that come our way.

James	Thanks, Matt. Tony, could we have the next question, please?

Moderator	Thank you. That comes from Jim Goss with Barrington Research. Please go ahead.

Jim	Thanks. I was wondering what the current interrelationship is between Lionsgate content and Starz, if any, and how you view usage of the TV and movie library being involved with Starz in the future, as well as any new production.

Jon	Well we’ve actually just completed a very large library deal together with Starz. We are constantly talking to them about developing some of the premium content that we like to produce and they like to distribute. We have a very high regard for a number of the people over there and I think you could assume that relationship is going to continue, and obviously, be enhanced.

James	Great, thanks very much. Next question, please, Tony.

Moderator	That comes from Tuna Amobi with S&P Global. Please go ahead.

Tuna	Hi, I have a couple questions as well. With regard to—I’m wondering how the deal changes your OTT strategy. Obviously that’s very highly invested in Netflix, but you also talk about growing your own OTT services. I’m wondering if there’s any kind of changes that we should expect. Are there any provisions in your current deal with Netflix that might contemplate this type of scenario? I’m wondering how we should basically think about that angle.

And then separately, Jon, you alluded to EPIX being a non-strategic stake, which is probably more so after this deal. Given your comments about monetizing minority investments, are there any plans down the road? I guess the question is how should we think about any exit strategy with regard to EPIX? Is this something that’s on the radar or is this something that’s not even up for contemplation at this point?

Jon	Thanks, Tuna. I would say that there’s a lot of possibilities that I’m not going to go into right now but we think it’s a very valuable stake. We will look forward to having robust conversations with our partners, who as I said, have been great partners to think through the overall pay television environment and think through the best way to monetize that stake.

In terms of over-the-top, I think this is a great opportunity for us. The new Starz app is really doing extremely well, particularly on the Amazon platform. I can’t imagine that we won’t have a smart strategy about consolidating infrastructure and expanding a portfolio of services together. As you know, most of the services that we are starting right now, which are nascent, but we’re very excited about, are very specific, aimed at very specific demographics. I would say the Starz app is actually a much more general, almost a locomotive, in what could be an over-the-top channel platform. We see a tremendous opportunity in the US and globally to bring our over-the-top services together.

Tuna	Just one quick clarification on that, on the OTT. Given the exclusivity of some of your current deals with Netflix, is this something that you think might hinder the development of your OTT strategies, as something that could influence which series or programming that you make in the future with Netflix or otherwise? Thanks.

Jon	I’m not sure, Tuna, what exclusivity you’re referring to. Actually, in terms of content that we are developing for our over-the-top channels, like

Comic Con HQ which is going to be about 50% original programming, we have no exclusive arrangements with anybody.

We do have, as you know, an exclusive arrangement basically in terms of the shows that we would produce for Netflix or Amazon in terms of certainly a US distributor. With Nashville for example, it’s not exclusive to anyone but we have a combination of CMT and Hulu. I think that’s the way of the world, by the way.

But, in terms of our over-the-top channels, frankly, there are no exclusive arrangements. We will own a significant amount of our content and actually it’ll have tremendous amount of flexibility in terms of how we go forward with those channels.

James	Great, thanks, Tuna. Tony, could we have the last question, please?

Moderator	There are no additional questions. I’ll turn the conference back over to you for any closing comments.

James	Great. I just want to thank everyone for joining us today. If you have any follow-up questions, you know where to reach me. Thanks, have a good day.

Jon	Thank you, everyone.

Moderator	Thank you, ladies and gentlemen. That does conclude your conference call for today. We do thank you for your participation and for using AT&T’s Executive TeleConference. You may now disconnect.

Caution Regarding Forward-Looking Statements

This communication may contain certain forward-looking statements, including certain plans, expectations, goals, projections, and statements about the benefits of the proposed transaction, the merger parties’ plans, objectives, expectations and intentions, the expected timing of completion of the transaction, and other statements that are not historical facts. Such statements are subject to numerous assumptions, risks, and uncertainties. Statements that do not describe historical or current facts, including statements about beliefs and expectations, are forward-looking statements. Forward-looking statements may be identified by words such as expect, anticipate, believe, intend, estimate, plan, target, goal, or similar expressions, or future or conditional verbs such as will, may, might, should, would, could, or similar variations. The forward-looking statements are intended to be subject to the safe harbor provided by Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934, and the Private Securities Litigation Reform Act of 1995.

While there is no assurance that any list of risks and uncertainties or risk factors is complete, below are certain factors which could cause actual results to differ materially from those contained or implied in the forward-looking statements including: the substantial investment of capital required to produce and market films and television series; increased costs for producing and marketing feature films and television series; budget overruns, limitations imposed by Lionsgate’s or Starz’s credit facilities and notes; unpredictability of the commercial success of Lionsgate’s or Starz’s motion pictures and television programming; risks related to Lionsgate’s or Starz’s acquisition and integration of acquired businesses; the effects of dispositions of businesses or assets, including individual films or libraries; the cost of defending Lionsgate’s or Starz’s intellectual property; technological changes and other trends affecting the entertainment industry; the possibility that the proposed transaction does not close when expected or at all because required regulatory, shareholder or other approvals are not received or other conditions to the closing are not satisfied on a timely basis or at all; the risk that the financing required to fund the transaction is not obtained; potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the transaction; uncertainties as to the timing of the transaction; competitive responses to the transaction; the possibility that the anticipated benefits of the transaction are not realized when expected or at all, including as a result of the impact of, or problems arising from, the integration of the two companies; the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; diversion of management’s attention from ongoing business operations and opportunities; potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the transaction; Lionsgate’s ability to complete the acquisition and integration of Starz successfully; litigation relating to the transaction; and other factors that may affect future results of Lionsgate and Starz. Additional factors that could cause results to differ materially from those described above can be found in Lionsgate’s Annual Report on Form 10-K for the year ended March 31, 2016, on file with the Securities and Exchange Commission (the “SEC”) and available in the “Corporate” section of Lionsgate’s website, http://www.lionsgate.com, under the heading “Reports” and in other documents Lionsgate files with the SEC, and in Starz’s Annual Report on Form 10-K for the year ended December 31, 2015 and in its subsequent Quarterly Reports on Form 10-Q, including for the quarter ended March 31, 2016, each of which is on file with the SEC and available in the “Starz Corporate” section of Starz’s website, http://www.Starz.com, under the subsection “Investor Relations” and then under the heading “SEC Filings” and in other documents Starz files with the SEC.

All forward-looking statements speak only as of the date they are made and are based on information available at that time. Neither Lionsgate nor Starz assumes any obligation to update forward-looking statements to reflect circumstances or events that occur after the date the forward-looking statements were made or to reflect the occurrence of unanticipated events except as required by federal securities laws. As forward-looking statements involve significant risks and uncertainties, caution should be exercised against placing undue reliance on such statements.

Important Additional Information

In connection with the proposed transaction, Lionsgate will file with the SEC a Registration Statement on Form S-4 that will include a Joint Proxy Statement of Lionsgate and Starz and a Prospectus of Lionsgate, as well as other relevant documents concerning the proposed transaction. The proposed transaction involving Lionsgate and Starz will be submitted to Starz’s stockholders and Lionsgate’s stockholders for their consideration. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. STOCKHOLDERS OF LIONSGATE AND STOCKHOLDERS OF STARZ ARE URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE TRANSACTION WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.  Stockholders will be able to obtain a free copy of the definitive joint proxy statement/prospectus, as well as other filings containing information about Lionsgate and Starz, without charge, at the SEC’s website (http://www.sec.gov). Copies of the joint proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to James Marsh, Senior Vice President of Lionsgate Investor Relations, 2700 Colorado Avenue, Santa Monica, California, 90404, or at (310) 255-3651, or to Starz, 8900 Liberty Circle, Englewood, Colorado 80112, or at 1-855-807-2929.

Participants in the Solicitation

Lionsgate, Starz, and certain of their respective directors, executive officers, and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction.  Information regarding Lionsgate’s directors and executive officers is available in its definitive proxy statement, which was filed with the SEC on July 29, 2015, and certain of its Current Reports on Form 8-K.  Information regarding Starz’s directors and executive officers is available in its definitive proxy statement, which was filed with SEC on April 29, 2016, and certain of its Current Reports on Form 8-K.  Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials filed with the SEC.  Free copies of this document may be obtained as described in the preceding paragraph.